INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

July 24, 2024

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Registrant”) (File Nos. 333-191476 and 811-22894) on behalf of the Alternative Access First Priority CLO Bond ETF

Dear Ms. Brutlag:

This letter summarizes the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on July 12, 2024, regarding Post-Effective Amendment No. 411 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on May 30, 2024, relating to the Alternative Access First Priority CLO Bond ETF (the “Fund”), a series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Please provide the completed fee table, expense example and performance information for the Fund at least 5 days prior to effectiveness.

Response: The completed fee table, expense example and performance information for the Fund is shown in the attached Appendix A.

SUMMARY SECTION

Principal Risks

2.	With respect to “LIBOR Risk,” given the discontinuation and replacement of the London Interbank Offered Rate (“LIBOR”), consider whether this risk factor is still appropriate for the Fund or whether another risk factor for a different benchmark rate such as the Secured Overnight Financing Rate (“SOFR”) would be more appropriate. Alternatively, the Fund could designate this risk factor as a non-principal risk.

Response: Given the Fund’s limited exposure to instruments referencing LIBOR, the Fund has removed this risk factor as a principal risk factor.

Performance

3.	The Fund’s Average Annual Total Returns table includes the Bloomberg Floating Rate Note <5 Years Index. The Staff notes that this benchmark does not meet the requirement of a broad-based securities index, since it does not represent the overall domestic or international equity or debt market, as appropriate. (See Instruction 6 to Item 27(b)(7)(ii)(B)).

Response: The Fund has added the Bloomberg US Universal Bond Index as its broad-based securities index and has retained the Bloomberg Floating Rate Note <5 Years Index as its secondary index. See Appendix A.

Tax Information

4.	The first sentence states “[t]he Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains.” Is “returns of capital” accurate?

Response: The Registrant has replaced the first sentence with the following:

“The Fund’s distributions are generally taxable, and will ordinarily be taxed as ordinary income or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account. Shareholders investing through such tax-advantaged arrangements may be taxed later upon withdrawal of monies from those arrangements.”

ADDITIONAL RISKS ABOUT INVESTING IN THE FUND

Principal Risks of the Fund

5.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

APPENDIX A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.25%
Distribution and Service (Rule 12b-1) fees	0.00%
Other expenses	0.00%
Total annual fund operating expenses	0.25%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$26	$80	$141	$318

Performance

The Fund adopted the performance of the AAF First Priority CLO Bond ETF, a series of Listed Fund Trust (the “Predecessor Fund”), following the reorganization of the Predecessor Fund into the Trust on October 14, 2022. As a result of the acquisition, the Fund is the accounting successor of the Predecessor Fund. Performance results shown in the bar chart and the performance table below for periods prior to October 14, 2022, reflect the performance of the Predecessor Fund.

The bar chart and table provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year-to-year and by showing how the Fund’s average annual total returns based on net asset value compared to those of the Bloomberg US Universal Bond Index and the Bloomberg Floating Rate Note <5 Years Index. As of July 24, 2024, the Bloomberg US Universal Bond Index has been included as the primary broad-based securities market index in order to satisfy a change in regulatory requirements. The Fund also compares its performance with the returns of the Bloomberg Floating Rate Note <5 Years Index, which the Advisor believes is a better performance benchmark for comparison to the Fund’s performance in light of the Fund's investment strategy. The Fund’s performance information is accessible on the Fund’s website at www.aafetfs.com.

Calendar-Year Total Return (before taxes) for the Fund

For each calendar year at NAV

The year-to-date return as of June 30, 2024, was 3.62%.

Highest Calendar Quarter Return at NAV	2.37%	Quarter Ended 09/30/2023
Lowest Calendar Quarter Return at NAV	(1.47%)	Quarter Ended 06/30/2022

Average Annual Total Returns (for periods ended December 31, 2023)	One Year	Since Inception (9/8/2020)
Return Before Taxes[1]	8.33%	3.00%
Return After Taxes on Distributions[1]	5.64%	1.70%
Return After Taxes on Distributions and Sale of Fund Shares[1]	4.87%	1.74%
Bloomberg Floating Rate Note <5 Years Index (reflects no deduction for fees, expenses or taxes)	6.70%	2.67%
Bloomberg US Universal Bond Index (reflects no deduction for fees, expenses or taxes)	6.17%	(2.39%)

1	The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Returns before taxes do not reflect the effects of any income or capital gains taxes. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After–tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.